Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2019

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Revenues	$672,253	$506,356	$1,731,816	$1,428,160
Cost of revenues	451,671	343,026	1,181,025	972,995
Selling, general and administrative expenses	145,210	105,137	385,848	317,754
Depreciation	11,152	7,934	28,798	23,970
Amortization of intangible assets	13,029	4,343	22,235	12,993
Settlement of long-term incentive arrangement (note 14)	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Operating earnings (loss)	49,698	45,298	(205,842)	98,721

Interest expense, net	12,719	3,101	21,060	9,185
Other (income) expense, net (note 7)	(229)	25	(6,353)	(78)
Earnings (loss) before income tax	37,208	42,172	(220,549)	89,614
Income tax (note 8)	10,872	10,508	20,650	19,121
Net earnings (loss)	26,336	31,664	(241,199)	70,493

Non-controlling interest share of earnings (note 11)	2,057	3,653	6,262	8,888
Non-controlling interest redemption increment (note 11)	4,419	2,172	9,386	7,077
Net earnings (loss) attributable to Company	$19,860	$25,839	$(256,847)	$54,528

Net earnings (loss) per common share (note 12)

Basic	$0.51	$0.72	$(6.93)	$1.52
Diluted	$0.50	$0.70	$(6.93)	$1.49

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493

Foreign currency translation gain (loss)	(277)	476	1,129	(967)

Comprehensive earnings	26,059	32,140	(240,070)	69,526

Less: Comprehensive earnings attributable to non-controlling
interests	6,476	5,825	15,648	15,965

Comprehensive earnings (loss) attributable to Company	$19,583	$26,315	$(255,718)	$53,561

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$106,276	$66,340
Restricted cash	16,126	13,504
Accounts receivable, net of allowance of $10,719 (December 31, 2018 -
$9,177)	384,465	239,925
Income tax recoverable	15,768	9,337
Inventories	81,109	48,227
Prepaid expenses and other current assets	39,763	37,739
	643,507	415,072

Other receivables	4,026	4,212
Other assets	5,073	6,135
Fixed assets	127,742	98,102
Operating lease right-of-use assets (note 6)	113,437	-
Intangible assets	374,870	148,798
Goodwill	623,209	335,155
	1,248,357	592,402
	$1,891,864	$1,007,474

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$72,716	$41,709
Accrued liabilities	159,268	132,572
Unearned revenues	63,135	36,746
Operating lease liabilities - current (note 6)	29,114	-
Long-term debt - current (note 9)	6,130	3,915
Contingent acquisition consideration - current (note 10)	6,637	12,005
	337,000	226,947

Long-term debt - non-current (note 9)	943,610	330,608
Operating lease liabilities - non-current (note 6)	93,334	-
Contingent acquisition consideration (note 10)	4,841	1,281
Unearned revenues	13,097	13,453
Other liabilities	43,637	40,797
Deferred income tax	69,236	6,577
	1,167,755	392,716
Redeemable non-controlling interests (note 11)	157,321	151,585

Shareholders' equity	229,788	236,226
	$1,891,864	$1,007,474

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226
Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)
Common Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$46,595	$42,110	$(2,787)	$239,967
Net earnings (loss)	-	-	-	(279,036)	-	(279,036)
Other comprehensive earnings	-	-	-	-	1,078	1,078

Impact of ASC 842 - Leases	-	-	-	(52)	-	(52)

Subsidiaries’ equity transactions	-	-	39	-	-	39
Common Shares:
Stock option expense	-	-	1,755	-	-	1,755
Stock options exercised	188,400	5,401	(959)	-	-	4,442
Dividends	-	-	-	(5,883)	-	(5,883)
Issued (note 14)	2,918,860	251,503	-	-	-	251,503
Balance, June 30, 2019	39,221,957	$410,953	$47,430	$(242,861)	$(1,709)	$213,813
Net earnings	-	-	-	19,860	-	19,860
Other comprehensive earnings	-	-	-	-	(277)	(277)

Subsidiaries’ equity transactions	-	-	(33)	-	-	(33)
Common Shares:
Stock option expense	-	-	1,772	-	-	1,772
Stock options exercised	22,500	539	-	-	-	539
Dividends	-	-	-	(5,886)	-	(5,886)
Balance, September 30, 2019	39,244,457	$411,492	$49,169	$(228,887)	$(1,986)	$229,788

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	earnings	loss	Total

Balance, December 31, 2017	35,916,383	$143,770	$41,463	$9,027	$(492)	$193,768
Net earnings	-	-	-	6,083	-	6,083
Other comprehensive earnings	-	-	-	-	(860)	(860)
Common Shares:
Stock option expense	-	-	1,997	-	-	1,997
Stock options exercised	88,200	2,453	(1,300)	-	-	1,153
Dividends	-		-	(4,850)	-	(4,850)
Purchased for cancellation	(85,408)	(355)	-	(5,586)	-	(5,941)
Balance, March 31, 2018	35,919,175	$145,868	$42,160	$4,674	$(1,352)	$191,350
Net earnings	-	-	-	22,606	-	22,606
Other comprehensive earnings	-	-	-	-	(583)	(583)
Stock option expense	-	-	1,317	-	-	1,317
Stock options exercised	37,100	1,103	(210)	-	-	893
Dividends	-	-	-	(4,853)	-	(4,853)
Balance, June 30, 2018	35,956,275	$146,971	$43,267	$22,427	$(1,935)	$210,730
Net earnings	-	-	-	25,839	-	25,839
Other comprehensive earnings	-	-	-	-	477	477
Common Shares:
Stock option expense	-	-	1,233	-	-	1,233
Stock options exercised	16,400	762	(185)	-	-	577
Dividends	-	-	-	(4,856)	-	(4,856)
Balance, September 30, 2018	35,972,675	$147,733	$44,315	$43,410	$(1,458)	$234,000

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Cash provided by (used in)

Operating activities
Net earnings (loss)	$26,336	31,664	$(241,199)	$70,493

Items not affecting cash:
Depreciation and amortization	24,182	12,277	51,033	36,963
Non-cash settlement of long-term incentive arrangement (note 14)	-	-	289,721	-
Deferred income tax	(22)	40	1,443	386
Other	2,058	1,509	1,000	5,540

Changes in non-cash working capital:
Accounts receivable	3,010	(10,932)	(16,218)	(23,113)
Inventories	2,090	633	3,298	(5,735)
Prepaid expenses and other current assets	(8)	1,949	798	(1,249)
Payables and accruals	(37,878)	4,417	(42,800)	(8,087)
Unearned revenues	(6,262)	(11,912)	8,438	532
Other liabilities	6,729	4,451	10,069	6,598
Contingent acquisition consideration	-	(281)	(962)	(939)
Net cash provided by operating activities	20,235	33,815	64,621	81,389

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(9,585)	(9,349)	(555,116)	(52,528)
Disposal of business, net of cash disposed (note 7)	-	-	13,030	-
Purchases of fixed assets	(11,821)	(10,113)	(34,108)	(29,733)
Other investing activities	(724)	(2,996)	135	(4,980)
Net cash used in investing activities	(22,130)	(22,458)	(576,059)	(87,241)

Financing activities
Increase in long-term debt	30,117	17,995	620,867	82,699
Repayment of long-term debt	(6,531)	(2,000)	(8,402)	(24,618)
Sale (purchases) of non-controlling interests, net	(199)	200	(33,409)	(1,932)
Contingent acquisition consideration	-	(2,705)	(8,035)	(4,947)
Proceeds received on exercise of options	539	577	8,985	2,623
Financing fees paid	(167)	-	(3,863)	(575)
Dividends paid to common shareholders	(5,883)	(4,675)	(16,158)	(13,924)
Distributions paid to non-controlling interests	(1,995)	(1,466)	(6,264)	(5,808)
Repurchases of Common Shares	-	-	-	(5,941)
Net cash provided by financing activities	15,881	7,926	553,721	27,577

Effect of exchange rate changes on cash, cash equivalents and restricted cash	586	89	275	(254)

Increase in cash, cash equivalents and restricted cash	14,572	19,372	42,558	21,471

Cash, cash equivalents and restricted cash, beginning of period	107,830	68,993	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$122,402	88,365	$122,402	$88,365

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and College Pro Painters.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2019 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2019 and 2018. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

Leases

The Company adopted ASU 842, Leases, as of January 1, 2019, using the modified retrospective approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on the Company’s consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while its accounting for finance leases remained substantially unchanged.

3.       REVENUE RECOGNITION STANDARD – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all open contracts using the full retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to retained earnings on January 1, 2017.

Within the FirstService Brands segment, franchise fee revenue recognized during the nine months ended September 30, 2019 that was included in deferred revenue at the beginning of the period was $4,271 (2018 - $2,544). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the nine months ended September 30, 2019 were $1,435 (2018 - $915). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at September 30, 2019 was $6,392 (December 31, 2018 - $7,032). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2019, the aggregate amount of backlog was $310,629. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018
Revenues

FirstService Residential	$375,196	$331,712	$1,064,911	$942,839
FirstService Brands company-owned	254,308	136,027	552,871	382,985
FirstService Brands franchisor	41,531	37,667	110,754	99,098
FirstService Brands franchise fee	1,218	950	3,280	3,238

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

5.       ACQUISITIONS – During the nine months ended September 30, 2019, the Company completed thirteen acquisitions, including three in the FirstService Residential segment and ten in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in Chicago and western Canada.

In the FirstService Brands segment, the Company acquired Global Restoration, a leading commercial and large loss firm headquartered in Colorado and with operations across the U.S. and Canada. Also within the FirstService Brands segment, the Company acquired three independent restoration companies, operating in Ohio, California and Quebec, as well as a Paul Davis Restoration franchise located in the mid-western U.S. The Company also acquired three California Closets franchises operating in Maryland, New Jersey, and Arizona and two fire protection operations based in Houston and Atlanta.

The acquisition date fair value of consideration transferred for these transactions were as follows: cash of $555,116 (net of cash acquired of $10,082), and contingent consideration of $6,775 (2018 - cash of $52,528, and contingent consideration of $4,200). The purchase price allocations are not yet complete, pending final determination of the fair value of assets and liabilities acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Below is a preliminary estimate of the fair values of assets acquired and liabilities assumed for the Company’s significant Global Restoration acquisition, which closed in June 2019.

Global
Restoration

Current assets	$153,595
Long-term assets	40,140
Current liabilities	(65,610)
Long-term liabilities	(17,398)
Deferred Tax Liabilities	(57,754)
Redeemable non-controlling interest	(25,433)
$27,540

Cash consideration, net of cash acquired of $6,518	$(506,680)

Acquired intangible assets	$222,130
Goodwill	$257,010

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2019 was $11,478 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $11,280 to a maximum of $13,269. The contingencies will expire during the period extending to September 2023. During the nine months ended September 30, 2019, $8,997 was paid with reference to such contingent consideration (2018 - $5,886).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2019 was $23,190 (2018 - $19,757).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, nine months ended September 30	2019

Cash paid for amounts included in the measurement of operating lease liabilities	$23,388
Right-of-use assets obtained in exchange for operating lease obligation	$33,893

Weighted Average Remaining Operating Lease Term	5 years
Weighted Average Discount Rate	4.2%

Future minimum operating lease payments under non-cancellable leases as of September 30, 2019 were as follows:

2019 (excluding the nine months ended September 30, 2019)	$8,785
2020	32,743
2021	28,430
2022	20,619
2023	14,625
Thereafter	31,295
Total future minimum lease payments	136,497
Less imputed interest	(14,049)
Total	122,448

Future minimum operating lease payments under non-cancellable leases as of December 31, 2018 were as follows:

2019	$24,505
2020	23,124
2021	19,643
2022	15,384
2023	11,946
Thereafter	21,446
Total future minimum lease payments	116,048

7.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

Gain on disposal of business	$-	$-	$(6,082)	$-
Other (income) expense	(229)	25	(271)	(78)
	$(229)	$25	$(6,353)	$(78)

During the second quarter, the Company completed the divestiture of two non-core businesses. The Company sold its national accounts commercial painting operations for cash consideration of $3,386 and notes receivable of $2,800. The pre-tax gain on disposal was $1,406. The Company also completed the sale of its Florida and Arizona-based landscaping operations for cash consideration of $9,644 (net of cash disposed of $600). The pre-tax gain on disposal was $4,676.

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2019 reflected a negative effective tax rate of 9% (2018 - 21%) relative to the statutory rate of approximately 27% (2018 - 27%). The difference between the effective rate and the statutory rate relates primarily to the impact of the settlement of long-term incentive arrangement, which is not deductible for tax purposes.

9.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 4.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes. The Term Loan was implemented in order to substantially finance the purchase price for Global Restoration (aka Bellwether FOS Holdco, Inc.).

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2019:

		Fair value measurements at September 30, 2019

	Carrying value at
	September 30, 2019	Level 1	Level 2	Level 3

Contingent consideration liability	$11,478	$-	$-	$11,478

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2019

Balance, January 1	$13,286
Amounts recognized on acquisitions	6,775
Fair value adjustments	221
Resolved and settled in cash	(8,997)
Other	193
Balance, September 30	$11,478

Less: Current portion	6,637
Non-current portion	$4,841

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	September 30, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,026	$4,026	$4,212	$4,212
Long-term debt	949,740	960,998	334,523	344,198

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2019

Balance, January 1	$151,585
RNCI share of earnings	6,262
RNCI redemption increment	9,386
Distributions paid to RNCI	(6,264)
Purchases of interests from RNCI, net	(33,409)
RNCI recognized on business acquisitions	29,651
Other	110
Balance, September 30	$157,321

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2019 was $153,761. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2019, approximately 1,500,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2019	2018	2019	2018

Basic shares	39,224	35,961	37,087	35,940
Assumed exercise of Company stock options	467	700	455	626
Diluted shares	39,691	36,661	37,542	36,566

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2019, there were 689,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2019 (2018 - nil). Stock option activity for the nine months ended September 30, 2019 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,633,150	$44.68
Granted	438,000	83.89
Exercised	(345,550)	25.64
Shares issuable under options -
End of period	1,725,600	$58.44	2.73	$76,145
Options exercisable - End of period	685,702	$44.66	1.82	$39,708

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2019 was $6,382 (2018 - $4,547). As of September 30, 2019, there was $10,825 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2019, the fair value of options vested was $4,591 (2018 - $11,279).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

In May 2019, the Company settled the restated management services agreement (“MSA”), including the long-term incentive arrangement (the “LTIA”), between the Company and Jay S. Hennick, the Company’s Founder and Chairman. As part of the settlement, the Multiple Voting Shares of the Company were converted into Subordinate Voting Shares on a one-for-one basis for no consideration, thereby eliminating the Company’s dual class share structure. For consideration of $314,379, which is the purchase price determined with reference to the LTIA formula provided in the restated MSA, FirstService acquired all of the shares in the company which indirectly held the MSA. The Company, under the terms of the transaction: (a) paid $62,900 (approximately C$84,300) in cash; and issued a total of 2,918,860 Subordinate Voting Shares. Subsequent to the completion of the transaction, the MSA was terminated, thereby eliminating the LTIA and all future fees and other entitlements owing thereafter, and the Company filed an amendment to its articles that re-classified its Subordinate Voting Shares as common shares.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2019
Revenues	$375,196	$297,057	$-	$672,253
Depreciation and amortization	6,859	17,311	11	24,181
Operating earnings	33,036	22,062	(5,400)	49,698

2018
Revenues	$331,712	$174,644	$-	$506,356
Depreciation and amortization	5,631	6,634	12	12,277
Operating earnings	29,945	19,749	(4,396)	45,298

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2019
Revenues	$1,064,911	$666,905	$-	$1,731,816
Depreciation and amortization	19,521	31,479	33	51,033
Operating earnings	81,397	46,659	(333,898)	(205,842)

2018
Revenues	$942,839	$485,321	$-	$1,428,160
Depreciation and amortization	17,212	19,720	31	36,963
Operating earnings	68,809	43,969	(14,057)	98,721

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2019
Revenues	$598,311	$73,942	$672,253
Total long-lived assets	988,030	251,228	1,239,258

2018
Revenues	$478,961	$27,395	$506,356
Total long-lived assets	537,211	42,326	579,537

	United States	Canada	Consolidated

Nine months ended September 30

2019
Revenues	$1,587,789	$144,027	$1,731,816

2018
Revenues	$1,349,005	$79,155	$1,428,160

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2019

(in US dollars)

November 8, 2019

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2019 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2018. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2019 and up to and including November 8, 2019.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong operating results for the third quarter ended September 30, 2019. Consolidated revenue growth was 33% relative to the same quarter in the prior year. The top-line performance included approximately 8% organic growth, with the balance from recent acquisitions, and resulted in growth in adjusted EBITDA, operating earnings and adjusted earnings per share. GAAP earnings per share were down versus the prior year period primarily as a result of accelerated backlog amortization in connection with our recent Global Restoration Holdings acquisition.

During the first three quarters of 2019, we acquired controlling interests in thirteen businesses, three in the FirstService Residential segment, and ten in the FirstService Brands segment, including the recent completion of our significant acquisition of Global Restoration Holdings. The total initial cash consideration for these acquisitions was $555.1 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the third quarter of 2019. These tuck-under acquisitions increase the geographic footprint and our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire Protection. Our acquisition of Global Restoration Holdings provides us with a market leader in large loss and commercial property restoration and a platform for future growth both organically and through tuck-under acquisitions to expand its geographic footprint and increase its national client account coverage.

Results of operations - three months ended September 30, 2019

Revenues for our third quarter were $672.3 million, 33% higher than the comparable prior year quarter. On an organic basis, revenues were up 8% with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $77.1 million versus $59.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.5% of revenues versus 11.7% of revenues in the prior year quarter. Operating earnings for the third quarter were $49.7 million, up from $45.3 million of operating earnings in the prior year quarter.

Depreciation and amortization expense totalled $24.2 million for the quarter relative to $12.3 million for the prior year quarter, with the increase primarily related to our significant Global Restoration acquisition in the FirstService Brands segment.

Net interest expense was $12.7 million, versus $3.1 million recorded in the prior year quarter, with the difference primarily attributable to an increase in our average outstanding debt to finance the large Global Restoration acquisition.

The consolidated income tax rate for the quarter was 29%, compared to 25% of earnings before income tax in the prior year quarter, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was impacted by certain permanent non-deductible items in the quarter.

Net earnings for the quarter was $26.3 million, versus $31.7 million in the prior year quarter. The increase was attributable to the growth in operating earnings in both the FirstService Residential and FirstService Brands segments, offset by higher amortization and interest expense, as noted above.

The non-controlling interest (“NCI”) share of earnings was $2.1 million for the third quarter, relative to $3.7 million in the prior period, with the decrease primarily due to the significant purchases of NCI in the current year. The NCI redemption increment for the third quarter was $4.4 million, versus $2.2 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $375.2 million for the third quarter, up 13% versus the prior year quarter. The revenue increase included strong 8% organic growth, driven by new contract wins resulting from an active sales effort in recent periods. Adjusted EBITDA was $39.8 million, versus $35.9 million in the prior year quarter. Operating earnings for the third quarter were $33.0 million, versus $29.9 million for the third quarter of last year.

Third quarter revenues at our FirstService Brands segment were $297.1 million, up 70% relative to the prior year period. Organic growth within the division was 8%, with the balance of the significant revenue increase driven by acquisition activity, including contribution from the large Global Restoration transaction which closed late in the second quarter of this year. Organic growth was strong within our home improvement-driven brands, including California Closets, CertaPro Painters, and Floor Coverings International, as well as our Century Fire Protection operations. Adjusted EBITDA for the quarter was $40.8 million, or 13.7% of revenues, versus $26.6 million, or 15.2% of revenues, in the prior year period. Margin decline was principally driven by the addition of Global Restoration, which has lower margins than the overall division, as well as the impact of lower weather-related activity levels within our overall restoration platform, which includes both Global Restoration and Paul Davis Restoration. Operating earnings for the third quarter were $22.1 million, or 7.4% of revenues, versus $19.7 million, or 11.3% of revenues, in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.5 million for the quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.4 million, versus $4.4 million in the prior year period, with the increase primarily attributable to stock-based compensation.

Results of operations - nine months ended September 30, 2019

Revenues for the nine months ended September 30, 2019 were $1.73 billion, 21% higher than the comparable prior year. Revenues on an organic basis were up 7% with the balance of growth coming from acquisitions.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $171.3 million versus $142.0 million reported in the comparable prior year period. The operating loss for the period was $205.8 million, down from $98.7 million of operating earnings in the prior year period, with the decrease attributable to the settlement of the long-term incentive arrangement (“LTIA”) with our Founder and Chairman in the amount of $314.4 million.

We recorded depreciation and amortization expense of $51.0 million for the nine month period relative to $37.0 million for the prior year period, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment, including our significant Global Restoration acquisition.

Net interest expense for the nine month period was $21.1 million, up from $9.2 million recorded in the prior year period. The increase was driven primarily by the increase in our average outstanding debt versus the prior year to finance the Global Restoration acquisition.

Other income of $6.4 million was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations; and (ii) our national accounts commercial painting operations, both occurring in the second quarter of the current year.

Our consolidated income tax rate for the nine month period was negative 9%, compared to 21% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected by the settlement of the LTIA, which is not deductible for tax purposes.

Net loss for the nine month period was $241.2 million, versus net earnings of $70.5 million in the prior year period. The decrease was attributable to the settlement of the LTIA.

The non-controlling interest (“NCI”) share of earnings was $6.3 million for the nine month period, relative to $8.9 million in the prior year period, with the decrease primarily attributable to the significant purchases of NCI in the current year. The NCI redemption increment for the third quarter was $9.4 million, versus $7.1 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.06 billion for the nine month period, up 13% over the prior year period. Organic revenue growth was 7%, primarily driven by new contract wins and was broad-based across most markets. Adjusted EBITDA was $100.8 million relative to $86.8 million in the prior year period. Operating earnings were $81.4 million for the nine month period, relative to $68.8 million in the prior year period.

Year-to-date revenues at FirstService Brands were $666.9 million, an increase of 37% relative to the prior year period. Organic growth was 7%, while acquisitions contributed the remaining balance. Organic revenue growth resulted primarily from strong performance at our California Closets and Century Fire Protection company-owned operations, as well as from higher system-wide sales at several of our home improvement-driven franchised brands. Adjusted EBITDA for the period was $80.3 million, or 12.0% of revenues, versus $64.5 million, or 13.3% of revenues, for the prior year period. Operating earnings were $46.7 million, or 7.0% of revenues, versus $44.0 million, or 9.1% of revenues, in the prior year period. The margins were negatively impacted by our recently acquired Global Restoration operation, which has lower margins than the overall division. The decline in margins was also due to weaker performance at our Paul Davis Restoration company-owned operations, which experienced lower weather-related activity levels and job volumes. Our operating earnings margin was also impacted by increased intangible amortization from the Global Restoration acquisition.

Corporate costs, as presented in Adjusted EBITDA, for the nine month period were $9.8 million, relative to $9.3 million in the prior year period. On a GAAP basis, corporate costs were $333.9 million versus $14.1 million in the prior year period, with the increase primarily attributable to the settlement of the LTIA.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253
Operating earnings	12,930	(268,470)	49,698
Net earnings per share
Basic	0.06	(7.48)	0.51
Diluted	0.06	(7.48)	0.50

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

YEAR ENDED DECEMBER 31, 2017
Revenues	$380,349	$441,666	$463,379	$443,637
Operating earnings	8,971	35,266	34,019	26,706
Net earnings per share
Basic	0.12	0.50	0.42	0.39
Diluted	0.12	0.49	0.41	0.38

OTHER DATA
Adjusted EBITDA - 2019	$29,150	$65,031	$77,144
Adjusted EBITDA - 2018	25,414	57,118	59,426	$48,653
Adjusted EBITDA - 2017	20,127	47,076	52,624	39,485
Adjusted EPS - 2019	0.30	1.12	0.92
Adjusted EPS - 2018	0.25	0.86	0.89	0.62
Adjusted EPS - 2017	0.16	0.60	0.73	0.49

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and other franchised operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Income tax	10,872	10,508	20,650	19,121
Other income, net	(229)	25	(6,353)	(78)
Interest expense, net	12,719	3,101	21,060	9,185
Operating earnings (loss)	49,698	45,298	(205,842)	98,721
Depreciation and amortization	24,181	12,277	51,033	36,963
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Stock-based compensation expense	1,772	1,233	6,382	4,547
Adjusted EBITDA	$77,144	$59,426	$171,325	$141,958

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Non-controlling interest share of earnings	(2,057)	(3,653)	(6,262)	(8,888)
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Amortization of intangible assets	13,029	4,343	22,235	12,993
Stock-based compensation expense	1,772	1,233	6,382	4,547
Stock-based compensation tax adjustment for US GAAP change	-	(87)	(2,854)	(3,124)
Income tax on adjustments	(3,848)	(1,450)	(8,149)	(4,560)
Non-controlling interest on adjustments	(374)	(132)	(542)	(388)
Adjusted net earnings	$36,351	$32,536	$89,363	$72,800

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2019	2018	2019	2018

Diluted net earnings (loss) per share	$0.50	$0.70	$(6.84)	$1.49
Non-controlling interest redemption increment	0.11	0.06	0.25	0.19
Settlement of long-term incentive arrangement	-	-	8.37	-
Acquisition-related items	0.04	0.02	0.12	0.05
Amortization of intangible assets, net of tax	0.24	0.08	0.43	0.26
Stock-based compensation expense, net of tax	0.03	0.03	0.13	0.09
Stock-based compensation tax adjustment for US GAAP change	-	-	(0.08)	(0.09)
Adjusted earnings per share	$0.92	$0.89	$2.38	$1.99

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2019 was $64.6 million, versus $81.4 million in the prior year period. The decrease in operating cash flow was primarily attributable to the cash payment in connection with the settlement of the LTIA. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2019, capital expenditures were $34.1 million, versus $29.7 million for the prior year period. Significant capital purchases this year include service vehicles in the FirstService Brands segment, as well as information technology system and hardware investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2019 are expected to be around $50 million.

In October 2019, we paid a quarterly dividend of $0.15 per share on the Common Shares in respect of the quarter ended September 30, 2019.

Net indebtedness as at September 30, 2019 was $843.5 million, versus $268.2 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2019 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $93.6 million of available un-drawn credit as of September 30, 2019.

In June 2019, in connection with the acquisition of Global Restoration, we entered into a $890 million amended and restated credit facility, consisting of our existing $450 million revolving credit facility and a new $440 million term loan. The maturity date of the revolving credit facility remains January 2023, and the maturity date of the term loan is June 2024.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $11.5 million as at September 30, 2019 ($13.3 million as at December 31, 2018) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to July 2022. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of September 30, 2019 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2019:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$940,103	$2,584	$105,190	$802,329	$30,000
Interest on long-term debt	177,124	45,013	80,410	49,523	2,178
Capital lease obligations	9,637	3,683	4,438	1,516	-
Contingent acquisition consideration	11,478	6,637	4,841	-	-
Operating leases	136,497	8,785	61,173	35,244	31,295

Total contractual obligations	$1,274,839	$66,702	$256,052	$888,612	$63,473

At September 30, 2019, we had commercial commitments totaling $6.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 4.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2019	2018

FirstService Residential	$59,897	$80,631
FirstService Brands	93,864	68,501
	$153,761	$149,132

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2019, the RNCI recorded on the balance sheet was $157.3 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2019 would be $0.31 and the accretion to adjusted EPS would be $0.06.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 11 and 17 to the December 31, 2018 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2018, except as noted below.

On January 1, 2019, FirstService adopted ASU 842, Leases, using the modified retrospective approach. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification.

We have lease agreements with lease and non-lease components, and have elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). We have also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on our consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged. The standard did not impact our consolidated net earnings and had no impact on cash flows.

Impact of recently issued accounting standards

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact of this guidance on our consolidated financial statements.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2019 was $0.8 million (2018 - $0.7 million).

As at September 30, 2019, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2018 - $2.1 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 39,330,957 Common Shares. In addition, as at the date hereof, 1,639,100 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2019 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events except as required by securities law.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.